UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of ALPINE GLOBAL DYNAMIC DIVIDEND FUND ALPINE TOTAL DYNAMIC DIVIDEND FUND ALPINE GLOBAL PREMIER PROPERTIES FUND AND ALPINE WOODS CAPITAL INVESTORS, LLC Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 2 AMENDING AND RESTATING AN APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

File No. 812-13630

Alpine Global Dynamic Dividend Fund (“AGD”), Alpine Total Dynamic Dividend Fund (“AOD”), Alpine Global Premier Properties Fund (“AWP”) and their investment adviser, Alpine Woods Capital Investors, LLC (the “Investment Adviser” and collectively with AGD, AOD, AWP, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing AGD, AOD and AWP, and each registered closed-end investment company currently advised or to be advised in the future by the Investment Adviser (including any successor in interest(1)) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.(2)  AGD, AOD and AWP and such

(1)             A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)             All registered closed-end investment companies that currently intend to rely on the Order are named as applicants. Any closed-end investment company that relies on the Order in the future will comply with the terms and conditions of this application (“Application”).

future investment companies are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

I.                                         Description of Applicants

AGD, AOD and AWP are, and each future Fund will be, a closed-end management investment company registered under the Act.

AGD’s primary investment objective is to seek high current dividend income, more than 50% of which qualifies for the reduced federal income tax rates created by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Long-term growth of capital is AGD’s secondary investment objective. AGD was organized as a statutory trust in Delaware on May 11, 2006. AGD seeks to achieve its investment objective by investing primarily in a managed portfolio of U.S. and non-U.S. equity securities. Under normal market conditions, AGD invests at least 80% of its assets in equity securities, primarily common stocks. AGD’s common shares of beneficial interest, no par value per share, are listed and traded on the New York Stock Exchange (the “NYSE”). As of June 30, 2009, AGD had 24,628,378 common shares outstanding and assets of $197,206,146.  Although it has no current intention to do so, AGD is authorized to issue preferred shares.

AOD’s primary investment objective is to seek high current dividend income with long-term growth of capital as a secondary investment objective. AOD was organized as a statutory trust in Delaware on October 27, 2006. AOD seeks to achieve its investment objective by investing primarily in a managed portfolio of U.S. and non-U.S. equity securities. Under normal market conditions, AOD invests at least 80% of its assets in equity securities, primarily common stocks. AOD’s common shares of beneficial interest, no par value per share, are traded on the NYSE. As of June 30, 2009, AOD had 215,413,280 common shares outstanding and assets of

$1,766,843,652. Although it has no current intention to do so, AOD is authorized to issue preferred shares.

AWP’s primary investment objective is capital appreciation, with high current income as a secondary investment objective. AWP was organized as a statutory trust in Delaware on February 13, 2007. AWP pursues its investment objectives by investing at least 80% of its assets in the equity and, to a lesser extent, debt securities of domestic and foreign issuers which are principally engaged in the real estate industry or real estate financing or which control significant real estate assets. AWP’s common shares of beneficial interest, no par value, are listed and traded on the NYSE. As of June 30, 2009, AWP had 105,506,077 common shares outstanding and assets of $633,255,114.  Although it has no current intention to do so, AWP is authorized to issue preferred shares.

As part of its investment strategy, each of AGD, AOD and AWP uses a dividend capture strategy in its efforts to maximize distributed dividend income. The dividend capture strategy has two facets — “rotation,” whereby the Fund would sell a stock on or shortly after the stock’s ex-dividend date and use the proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold, and special dividends, whereby the Fund receives dividends from a company that returns large cash balances to shareholders as a one-time dividend payment. Through this rotation practice, each Fund may receive more dividend payments over a given period of time than if it held a single stock. Receipt of a greater number of dividend payments during a given time period could augment the total amount of dividend income a Fund receives over this period. The use of dividend capture strategies will expose the Funds to increased trading costs and potential for capital loss or gain, particularly in the event of significant short-term price movements of stocks subject to dividend capture trading. There can be no guarantee that the Funds’ dividend capture strategy will be successful.

The Investment Adviser, Alpine Woods Capital Investors, LLC, serves as the investment adviser to AGD, AOD and AWP and is responsible for their overall management. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and was organized on December 3, 1997, as a Delaware limited liability company. It is a privately-owned investment management firm that currently manages a family of open-end mutual funds in addition to AGD, AOD and AWP and also provides institutional investment management.  Each Fund will be advised by investment advisers that are registered under the Advisers Act.

II.                                     Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, to obtain certainty for each Fund’s proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund’s preferred shares.

Although the Applicants do not currently contemplate issuing preferred shares or implementing a specified periodic payment policy for the preferred shares of one or more of the Funds, if issued, they may wish to do so in the future. To retain this flexibility and avoid having to seek additional exemptive relief in the future, the Applicants are requesting relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) on any series of its preferred shares if such preferred shares are issued.  Such distributions would be made as often as are specified in or pursuant to the terms of such series so long as the Fund maintains in effect a distribution policy with regard to such series of its preferred shares of a specific percentage of liquidation preference of such series of preferred shares, whether such specified percentage is determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise.

III.                                 Representations of the Applicants

Applicants make the following representations regarding the requested relief:

Prior to the organizational meeting of each of AGD, AOD and AWP, held on June 23, 2006, December 18, 2006 and March 12, 2007, respectively, the board of trustees of each of AGD, AOD and AWP (each such board of trustees and each board of trustees of a future Fund, a “Board”), including a majority of the members who are not “interested persons” of each Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), were provided with such information as the Investment Adviser deemed reasonably necessary to permit each Board to consider the appropriateness of adopting a proposed periodic distribution policy. In particular, each Board and the Independent Trustees reviewed information regarding the purpose and terms of the proposed distribution policy, the likely effects of such policy on each Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per share), the relationship between each Fund’s distribution rate on its common shares under the policy and such Fund’s total return (in relation to NAV per share).  The Independent Trustees also considered what conflicts of interest the Investment Adviser, the affiliated persons of the Investment Adviser and each Fund might have with respect to the adoption or implementation of the proposed periodic distribution policy. After considering such information, the Board, including the Independent Trustees, of each of AGD, AOD and AWP approved the proposed periodic distribution policy with respect to such Fund’s common shares as disclosed in such Fund’s prospectus (the “Plan”) and determined that the Plan is consistent with such Fund’s investment objectives and in the best interests of such Fund’s common shareholders.  Prior to implementing the Plan, the Board of each of AGD, AOD and AWP, including the Independent Trustees, will review the factors considered in connection with its approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with the Fund’s investment objectives and policies and in the best interests of such Fund’s common shareholders.

In the event that one or more Funds issues preferred shares in the future, each such Fund’s Board, including the Independent Trustees, will be provided with such information as the Investment Adviser deems reasonably necessary to permit such Board to consider the appropriateness of adopting a specified periodic payment policy with regard to such preferred shares, including information regarding the purpose and terms of the specified periodic payment policy, the likely effects of such policy on each such Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per share), the relationship between each such Fund’s distribution rate on its preferred shares under the policy, each such Fund’s total return (in relation to NAV per share) and information regarding any conflicts of interest the Investment Adviser, the affiliated persons of the Investment Adviser and each such Fund might have with respect to the adoption or implementation of a specified periodic payment policy with regard to such preferred shares.

The purpose of the Plan of each of AGD, AOD and AWP is to permit such Fund to distribute over the course of each year, through monthly distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio securities to such Fund during such year. In accordance with the Plan of each Fund, the Fund would distribute to its common shareholders a fixed monthly amount, but reserves the right to distribute an amount equal to a fixed percentage of the market price or of the NAV per share of the Fund’s common shares at a particular point in time, any of which may be adjusted from time to time. Under each Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period, but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

At the meeting held on September 22, 2008, each Board adopted policies and procedures under Rule 38a-1 that:

(i)                                     are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by AGD, AOD or AWP or its agents regarding distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii)                                  require each Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each of AGD, AOD and AWP summarize the basis for its approval of its Plan, including its consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

In order to rely on the Order, a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the Board of such future Fund and will be made at a future time, and except that the purpose of its distribution policy may differ from the purpose of AGD’s, AOD’s and AWP’s Plans in that such distribution policy’s purpose may be to distribute a fixed amount or a fixed percentage of NAV or NAV per share without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods, or with regard to only one or a combination of such elements over such period of time and may exclude reference to distributions of capital received from portfolio companies. Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV.                                Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.                                       Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of AGD, AOD and AWP are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.  The Board of each of AGD, AOD and AWP believe that investors in the common shares of a Fund may prefer an investment vehicle that provides monthly distributions and a steady cash flow.  In this regard, Applicants note in particular that a significant portion of AWP’s assets are or will be invested in the securities of Real Estate Investment Trusts (“REITs”).  REITs typically specify the distribution rate to be paid on their securities until notice of any change in the policy or until such distributions are recharacterized by the REITs. Accordingly, investors in AWP may expect a similar distribution policy.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAVs. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds and their shareholders.

2.                                       Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(3)  However, Rule 19a-l under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in each Fund’s annual report to shareholders and on its IRS Form

(3)             See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

1099-DIV, which is sent to each common and preferred shareholder, if preferred shares are issued by one or more Funds, who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of AGD, AOD and AWP will make the additional disclosures required by the conditions set forth in Part V below, and each of them has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-l, the Plans, the Funds’ compliance policies and the conditions listed below ensure that each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no additional protection.  The Funds’ compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information.  In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.                                       Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at times when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the Fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.                                       Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through monthly distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

5.                                       Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the monthly distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has

(4)             These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like debt securities, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.                                       General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By spreading out the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates, rather than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-l in the circumstances referred to above distorts the effective and proper functioning of each Fund’s distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.                                    Applicants’ Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.                                       Compliance Review and Reporting

Each Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-l(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.                                       Disclosures to Fund Shareholders

(a)                                  Each 19(a) Notice disseminated to the holders of each Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-l:

(i)                                     Will provide, in a tabular or graphical format:

(1)                                  the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)                                  the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)                                  the average annual total return in relation to the change in NAV per share for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)                                  the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)                                  will include the following disclosure:

(1)                                  “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)                                  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”(5) and

(3)                                  “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send

(5)             The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)                                 On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)                                     describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)                                  include the disclosure required by condition 2(a)(ii)(l) above;

(iii)                               state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)                              describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

(c)                                  Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.                                       Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties

(a)                                  Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the

Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)                                 Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and

(c)                                  Each Fund will post prominently a statement on its (or the Investment Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.                                       Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that. receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.                                       Additional Board Determinations for Funds Whose Shares Trade at a Premium

If:

(a)                                  A Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)                                 A Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)                                     At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)                                  will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)                                  will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(l) above; including, without limitation:

(A)                              whether the Plan is accomplishing its purpose(s);

(B)                                the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)                                the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)                                  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii)                                  The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.                                       Public Offerings

A Fund will not make a public offering of the Fund’s common shares other than:

(a)                                  a rights offering below NAV to holders of the Fund’s common shares;

(b)                                 an offering in connection with a dividend reinvestment plan merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)                                  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)                                     the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date(6), expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date(7); and

(ii)                                  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.

7.                                       Amendments to Rule 19b-1

The requested order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.                                Applicable Precedent

The Commission has granted relief substantially the same as that sought here on several occasions as in the following orders:

(i)                                     In the Matter of Reaves Utility Income Fund (“UTG”) and W.H. Reaves & Co., Inc.; Release No. 28843; August 11, 2009;

(ii)                                  In the Matter of BlackRock International Growth and Income Trust, BlackRock Global Equity Income Trust, BlackRock Preferred and Equity Advantage

(6)             If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

(7)             If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

Trust, BlackRock Real Asset Equity Trust, BlackRock World Investment Trust, BlackRock Enhanced Dividend Achievers Trust, BlackRock Global Opportunities Equity Trust, BlackRock Health Sciences Trust, BlackRock Global Energy and Resources Trust, BlackRock S&P Quality Rankings Global Equity Managed Trust, BlackRock Strategic Dividend Achievers Trust, BlackRock Dividend Achievers Trust, BlackRock EcoSolutions Investment Trust, BlackRock Enhanced Government Fund, Inc., BlackRock Enhanced Capital Income Fund, Inc. and BlackRock Advisors, LLC.; Release No. 28719; May 5, 2009;

(iii)                               In the Matter of Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity Income Fund II, Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Global Diversified Equity Income and Eaton Vance Management; Release No. 28643; March 10, 2009;

(iv)                              In the Matter of The Zweig Total Return Fund, Inc., The Zweig Fund, Inc. and Phoenix/Zweig Advisers LLC; Release No. 28485; November 17, 2008;

(v)                                 In the Matter of Boulder Total Return Fund, Inc., Boulder Growth and Income Fund, Inc., The Denali Fund Inc., Stewart West Indies Trading Company, Ltd. and Boulder Investment Advisers, LLC; Release No. 28486; November 17, 2008;

(vi)                              In the Matter of Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund,

Calamos Global Total Return Fund, and Calamos Global Dynamic Income Fund, and Calamos Advisors LLC; Release No. 28435; October 7, 2008;

(vii)                           In the Matter of John Hancock Income Securities Trust, John Hancock Investors Trust, John Hancock Patriot Premium Dividend Fund II, John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, John Hancock Preferred Income Fund III, John Hancock Tax-Advantaged Dividend Income Fund, John Hancock Tax-Advantaged Global Shareholder Yield Fund and John Hancock Advisers, LLC; Release No. 28372; August 29, 2008;

(viii)                        In the Matter of DNP Select Income Fund Inc. and Duff & Phelps Investment Management Co.; Release No. 28368; August 26, 2008;

(ix)                                In the Matter of Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Closed-End Opportunity Fund. Inc., Cohen & Steers Dividend Majors Fund, Inc., Cohen & Steers Global Income Builder, Inc., Cohen & Steers Premium Income Realty Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen & Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc., Cohen & Steers Total return Realty Fund, Inc., Cohen & Steers Worldwide Realty Income Fund, Inc. and Cohen & Steers Capital Management, Inc.; Release No. 28358; August 19, 2008;

(x)                                   In the Matter of The Mexico Fund and Impulsora Del Fondo Mexico; Release No. 28357; August 12, 2008; and

(xi)                                In the Matter of ING Clarion Real Estate Income Find, ING Clarion Global Real Estate Fund and ING Clarion Real Estate Securities, L.P.; Release No. 28352; August 5, 2008.

VII.                            Procedural Compliance

By resolution at a Board meeting held on December 15, 2008, the Boards of AGD, AOD and AWP adopted the following resolutions authorizing the execution and filing of this Application, including any amendments.

“RESOLVED, that each of Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund and Alpine Global Premier Properties Fund (each a “Fund” and collectively, the “Funds”) apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Funds to make periodic capital gains distributions on any class of capital stock of the Funds in any one taxable year, and make such amendments to such application as the officers of and counsel to the Funds deem necessary and appropriate; and be it

RESOLVED, that the President, the Treasurer, and the Secretary of the Funds be and each of them hereby is authorized, acting singularly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same may approve, his execution thereof to be conclusive evidence of such approval.”

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Agreement and Declaration of Trust or Operating Agreement, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board or Member, as applicable; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.                                       (a) The address of each of the Applicants is as follows:

2500 Westchester Avenue, Suite 215

Purchase, New York 10577

(914) 251-0880

(b) Any questions regarding this Application should be directed to:

Thomas R. Westle

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

(212) 885-5239

Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV per share.  In addition, the Applicants also request relief to permit each Fund to make periodic long-term capital gains distributions on any future series of preferred shares issued so long as such Fund maintains in effect a distribution policy with regard to such series of its preferred shares of a specific percentage of liquidation preference of such series of preferred shares, whether such specified percentage is determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise.

ALPINE GLOBAL DYNAMIC DIVIDEND FUND

	By:	/s/ SAMUEL A. LIEBER
	Name:	Samuel A. Lieber
	Title:	President and Principal Executive Officer

ALPINE TOTAL DYNAMIC DIVIDEND FUND

	By:	/s/ SAMUEL A. LIEBER
	Name:	Samuel A. Lieber
	Title:	President and Principal Executive Officer

ALPINE GLOBAL PREMIER PROPERTIES FUND

	By:	/s/ SAMUEL A. LIEBER
	Name:	Samuel A. Lieber
	Title:	President

ALPINE WOODS CAPITAL INVESTORS, LLC

	By:	/s/ SAMUEL A. LIEBER
	Name:	Samuel A. Lieber
	Title:	Chief Executive Officer
Dated: August 31, 2009

EXHIBIT INDEX

A.                                   Verification of Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund and Alpine Global Premier Properties Fund

B.                                     Verification Alpine Woods Capital Investors, LLC

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached amended and restated Application dated August 31, 2009 for and on behalf of Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund and Alpine Global Premier Properties Fund (collectively, the “Funds”); that he is President of such Funds; and that all action by the Trustees of such Funds necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ SAMUEL A. LIEBER
Samuel A. Lieber

A-1

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached amended and restated Application dated August 31, 2009 for and on behalf of Alpine Woods Capital Investors, LLC; that he is Chief Executive Officer of Alpine Woods Capital Investors, LLC; and that all action by the Member of Alpine Woods Capital Investors, LLC necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ SAMUEL A. LIEBER
Samuel A. Lieber
Chief Executive Officer

B-1